FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2005,

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒       Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐      No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece’s second repeat General Meeting resolution

National Bank of Greece announces that the second repeat General Meeting of its Shareholders was held on 22 June 2005, with a quorum of 35.83% of the Bank’s paid up share capital (i.e. 118,802,580 shares, including 8,781,576 shares without voting right).

By resolution of the Bank’s second repeat General Meeting of Shareholders a stock options programme was approved for the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

The said resolution was voted for by shareholders representing 107,477,844 shares, corresponding to 97.69% of the voting shares represented in the Meeting, and against by shareholders representing 2,108,166 shares, with abstentions representing 434,994 shares.

The Bank’s stock options programme (the “Programme”) was approved subject to the following terms:

1.     The Programme shall last for five years as of the relevant General Meeting approval and expire in 2010. The Bank’s Board of Directors (BoD) may decide to grant the options one-off or in parts at any time as of the said approval, at its discretion.

2.     Pursuant to the Programme, beneficiaries of the stock options are the executive members of the BoD, management officers and employees of the Bank and the Bank’s affiliated companies.

3.     Pursuant to the Programme, the maximum number of shares to be issued by the Bank to the beneficiaries as a whole shall be 2,500,000, corresponding to 0.75% of the Bank’s share capital; the said shares shall be issued subject to the exercise of all the corresponding options.

4.     Pursuant to the Programme, the purchase price of the said shares (i.e. the price at which the shares shall be acquired by the beneficiaries of the Programme through the exercise of their options) is determined within a range between a minimum price equal to the nominal value of the Bank’s share (i.e. € 4.50) and a maximum price equal to 70% of the average trading price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised.

5.     The options shall each time be granted by a BoD decision to that effect within the time limits of the Programme. The said BoD decision shall determine (a) the number of options that each beneficiary or group of beneficiaries may exercise, (b) the share purchase price (as above), (c) the time period for the exercise of the options, (d) the deadline for payment, on the exercise of the options, (e) the Bank’s special account to which the funds of the share capital increase shall be credited and (f) any other relevant detail.

In the context of the Programme, the Bank’s BoD shall issue stock option certificates and decide, in December of the year the options are granted to the beneficiaries, pursuant to the exercise of their options, on the Bank’s share capital increase by an equal amount, the issue and allocation, against payment of the purchase value, of shares to the beneficiaries who exercised their options, and shall take steps, in general, to ensure settlement of any other relevant detail and the Programme implementation within the purview of the General Meeting resolution whereby same was approved.

6.     The options shall be exercised by the beneficiaries at their sole discretion subject to the provisions of the Programme and the BoD’s resolutions; the approved Programme Regulation shall apply in all other respects.

7.     In the event of any change by over 10% in the number of the Bank’s shares, as same stand as at the commencement date of the Programme, each beneficiary’s options shall be adjusted accordingly to ensure that such change shall not affect their value.

Athens, 22 June 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 24th June, 2005

Chairman - Chief Executive Officer